EXHIBIT 12.3

PACCAR and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS
(Millions of Dollars)

		Year ended December 31			
	2002	2001	2000	1999	1998
FIXED CHARGES					
Interest expense					
PACCAR and subsidiaries (1)	$ 162.8	$ 216.9	$ 249.2	$ 188.3	$ 165.0
Portion of rentals deemed interest	12.7	13.5	13.2	17.7	14.6
TOTAL FIXED CHARGES	$ 175.5	$ 230.4	$ 262.4	$ 206.0	$ 179.6
EARNINGS					
Income before taxes – PACCAR and Subsidiaries (2)	$ 574.1	$ 255.3	$ 665.1	$ 923.2	$ 653.1
FIXED CHARGES	175.5	230.4	262.4	206.0	179.6
EARNINGS AS DEFINED	$ 749.6	$ 485.7	$ 927.5	$ 1,129.2	$ 832.7
RATIO OF EARNINGS TO FIXED CHARGES	4.27x	2.11x	3.53x	5.48x	4.64x

(1)   Exclusive of interest paid to PACCAR

(2)   Includes before-tax earnings of wholly-owned subsidiaries.